SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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UNDER THE SECURITIES EXCHANGE ACT OF 1934

Focus Ventures Ltd.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

34416M108

 (CUSIP Number)

Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, British Columbia V6C 3L6, Canada

(604) 801-5432

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2016

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 34416M108	13D	Page 2 of 5 Pages

(1)	Name of Reporting Person Simon Ridgway
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada and United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8,812,450
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 8,812,450
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,812,450
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 7.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 34416M108	13D	Page 3 of 5 Pages

This Schedule 13D is being filed on behalf of Simon Ridgway relating to the common shares without par value (the “Common Shares”) of Focus Ventures Ltd., a corporation existing under the laws of British Columbia, Canada (the “Issuer”).

Item 1.

Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer.  The address of the principal executive offices of the Issuer is 200 Burrard Street, Suite 650, Vancouver, BC  V6C 3L6.

Item 2.

Identity and Background

Mr. Ridgway’s business address is 200 Burrard Street, Suite 650, Vancouver, BC  V6C 3L6.  Mr. Ridgway is a Director and Chief Executive Officer of the Issuer.

Mr. Ridgway has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Ridgway has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ridgway is a citizen of Canada and United Kingdom.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Ridgway used personal funds in the amount of CAD$45,199.96 to acquire on April 5, 2016 695,384 units (the “Units”) at a price of CAD$0.065 per unit, each unit consisting of one Common Share of the Issuer  and one warrant entitling Mr. Ridgway to purchase one additional Common Share of the Issuer for a period of one year at a price of $0.065.

Item 4.

Purpose of Transaction

The Shares were acquired for investment purposes only. Depending on market conditions and other relevant factors, Mr. Ridgway may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Common Shares through market transactions, private agreements, exercise of compensation stock options or otherwise.

CUSIP No. 34416M108	13D	Page 4 of 5 Pages

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, Mr. Ridgway beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares

Simon Ridgway	8,812,450	7.2%

The Common Shares beneficially owned by Mr. Ridgway include:

(i)

835,000 Common Shares representing currently exercisable compensation stock options (the “Options”);

(ii)

695,384 Common Shares representing currently exercisable share purchase warrants (the “Warrants”); and

(iii)

1,669,168 Common Shares held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

The percentage of outstanding Common Shares in the table above is based on 120,410,554 Common Shares outstanding as of April 5, 2016, and is calculated pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, which treats as outstanding all Common Shares that Mr. Ridgway may acquire upon the exercise of the Options and the Warrants which are exercisable within 60 days of April 5, 2016.

(b)

Mr. Ridgway has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 8,812,450 Common Shares.

(c)

On April 5, 2016, Mr. Ridgway acquired ownership of the Units pursuant to a private placement financing conducted by the Issuer.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Ridgway does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the Options and the Warrants.

Further, Mr. Ridgway has not pledged securities of the Issuer nor are the securities of the Issuer held by him subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

There are no other contracts, arrangements, understandings or relationships between Mr. Ridgway and any other person with respect to any securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Not applicable.

CUSIP No. 34416M108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2016	By:	/s/ Simon Ridgway
SIMON RIDGWAY